

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 4, 2018

<u>Via E-mail</u>
Carole Hochman
Chief Executive Officer
Naked Brand Group Inc.
180 Madison Avenue, Suite 505
New York, NY 10016

     **Re:** **Naked Brand Group Inc.**
        **Preliminary Proxy Statement on Schedule 14A**
        **Filed March 20, 2018**
        **File No. 001-37662**

Dear Ms. Hochman:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       /s/ James Lopez (for)

                       John Reynolds
                       Assistant Director
                       Office of Beverages, Apparel, and
                       Mining

cc:    Nanette C. Heide
       Duane Morris LLP